

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 19, 2017

Via E-mail
Bruce Chalmers
Chief Financial Officer
Milacron Holdings Corp.
10200 Alliance Road, Suite 200
Cincinnati, Ohio 45242

> **Re: Milacron Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-37458**

Dear Mr. Chalmers:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery